

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 28, 2017

James C. Heckman, Jr.
President and Chief Executive Officer
theMaven, Inc.
2125 Western Avenue, Suite 502
Seattle, WA 98121

> **Re: theMaven, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 19, 2017**
> **File No. 333-217992**

Dear Mr. Heckman:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our June 7, 2017 letter.

Recapitalization Accounting, page 17

2. Basis of Presentation, pages F-7 and F-27

8. Recapitalization on November 4, 2016, pages F-15 and F-35

9. Stockholders' Equity, pages F-15 and F-36

1.   We note your response to comment 4, including the table in the Exhibit depicting the beneficial ownership of officers, directors and 5% shareholders before and after the transaction. It appears Integrated's cash infusion into theMaven prior to the transaction may have assured it control of the post-Recapitalization Board (3 out of 5 seats), thereby enabling it to enforce a substantive right to buy back substantially all of theMaven's pre-capitalization shares for nominal consideration. Please advise us and explain to us your

James C. Heckman, Jr.
theMaven, Inc.
June 28, 2017
Page 2

consideration of the terms of the Integrated loans and the share buyback provisions when concluding on the appropriate accounting for the merger.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications